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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)(1)

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

COMMON SHARES, $ .01 PAR VALUE PER SHARE

(Title of Class of Securities)

63654U 10 0

(CUSIP Number)

January 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

     (1)  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on Following Pages)

13G
CUSIP No. 63654U 10 0			Page 2 of 5 Pages

1	Name of Reporting Persons: ALAN R. SPACHMAN		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: N/A
	(a)	☐
	(b)	☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5	SOLE VOTING POWER:	3,080,000
		6	SHARED VOTING POWER:	0
		7	SOLE DISPOSITIVE POWER:	3,080,000
		8	SHARED DISPOSITIVE POWER:	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,080,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.4%

12	TYPE OF REPORTING PERSON: IN

SCHEDULE 13G

Item 1(a).	Name of Issuer: National Interstate Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3250 Interstate Drive
Richfield, Ohio 44286-9000

Item 2(a).	Name of Person Filing: Alan R. Spachman

Item 2(b).	Address of Principal Business Office or, if None, Residence:
3250 Interstate Drive
Richfield, Ohio 44286-9000

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, $.01 par value per share

Item 2(e).	CUSIP Number: 63654U 10 0

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,080,000

(b)	Percent of Class: 14.4%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,080,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,080,000

(iv)	Shared power to dispose or to direct the disposition of: 0

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Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2005	/s/ Alan R. Spachman

Alan R. Spachman

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